PLAN OF REORGANIZATION

	THIS PLAN OF REORGANIZATION (the Plan) is dated as of July 31, 2015, and has been adopted by the Board of Trustees of RidgeWorth Funds (the Trust) to provide for the reorganizationof the Trusts Intermediate Bond Fund (the Selling Fund) into its Core Bond Fund (the Acquiring Fund).

Preliminary Statements

1.	The Trust is organized under Massachusetts law as a business trust pursuant to an Agreement and Declaration of Trust dated January 15, 1992, as amended;

2.	The Trust is an open-end management investment company registered under the Investment Company Act of 1940 and the Acquiring Fund and Selling Fund are each duly organized and validly existing series of the Trust;

3.	The Reorganization (defined below) involves A Shares, I Shares, and
R Shares of the Selling Fund reorganizing into A Shares, I Shares, and R Shares of the Acquiring Fund, respectively;

4.	The Board of Trustees of the Trust has determined that the
Reorganization is in the best interests of the shareholders of the Selling Fund and the Acquiring Fund and that the interests of existing shareholders will not be diluted as a result of the Reorganization;

Provisions

1.	Plan of Reorganization.  At the Effective Time
(as defined in Section 5 herein), the Selling Fund will assign, deliver and otherwise transfer all of its assets and good and marketable title thereto, free and clear of all liens, encumbrances and adverse claims except as provided in this Plan, and assign all liabilities, as set forth in a statement of assets and liabilities to be prepared as of the Effective Time (the Statement of Assets and Liabilities), to the Acquiring Fund. In exchange for such assets, the Acquiring Fund shall assume all such liabilities of the Selling Fund and deliver to the Selling Fund shares of the Acquiring Fund (both full and fractional) equivalent in value, on a class-by-class basis, to the shares of the Selling Fund outstanding immediately prior to the Effective Time, and the Selling Fund shall liquidate immediately thereafter in accordance with Section 3 herein. These transactions are collectively referred to as the Reorganization. The shares of the Acquiring Fund that are given in exchange for the net assets of the Selling Fund are referred to hereinafter as the Acquiring Fund Shares and the shares of the Selling Fund that are held by the holders of such shares immediately prior to the Effective Time are referred to hereinafter as the Selling Fund Shares. The assets and liabilities of the Selling Fund, as set forth in the Statement of Assets and Liabilities, shall be exclusively assigned to and assumed by the Acquiring Fund. All debts, liabilities, obligations and duties of the Selling Fund, to the extent that they exist at or after the Effective Time, shall, from and after the Effective Time, attach to the Acquiring Fund and may be enforced against the Acquiring Fund to the same extent as if the same had been incurred by the Acquiring Fund.

2.	Transfer of Assets.  The assets of the Selling Fund to be acquired by the Acquiring Fund shall include, without limitation, all cash, cash equivalents,securities, receivables (including interest and dividends receivable) as set forthin the Statement of Assets and Liabilities, as well as any claims or rights of action or rights to register shares under applicable securities laws, any books or records of the Selling Fund and other property owned by the Selling Fund at the Effective Time.

3.	Liquidation and Dissolution of the Selling Fund.  At the Effective Time,
immediately after the exchange described in Section 1 above, the Acquiring Fund Shares (both full and fractional) of each class received by the Selling Fund will be distributed to the shareholders of record of the Selling Fund Shares of the corresponding class of the Selling Fund as of the Effective Time in exchange for those Selling Fund Shares and in complete liquidation of the Selling Fund. Each shareholder of the Selling Fund will receive a number of Acquiring Fund Shares (full and fractional) of the applicable class equal in value to the Selling Fund Shares of the corresponding class held by that shareholder. Such liquidation and distribution will be accompanied by the establishment of an open account on the share records of the Acquiring Fund in the name of each shareholder of record of the Selling Fund and representing the respective number of Acquiring Fund Shares received by such shareholder.

4.	Conditions of the Reorganization.  Consummation of this Plan is subject to the following conditions:

	(a) Shares to be Issued Upon Reorganization. The Acquiring Fund Shares to be issued in connection with the Reorganization have been duly authorized and upon consummation of the Reorganization will be validly issued, fully paid and nonassessable.

	(b) Marketable Title to Assets. The Selling Fund will have, at the Effective Time, good and marketable title to, and full right, power and authority to sell, assign, transfer and deliver, the assets to be transferred to the Acquiring Fund. Upon delivery and payment for such assets, the Acquiring Fund will have good and marketable title to such assets without restriction on the transfer thereof free and clear of all liens, encumbrances and adverse claims.

	(c) Taxes. Each of the Selling Fund and the Acquiring Fund is treated as an entity separate from any and all other series of the Trust under Section 851(g) of the Internal Revenue Code of 1986, as amended (the Code). For each taxable year of its operation (including, in the case of the Selling Fund, the taxable year ending at the Effective Time), each of the Selling Fund and the Acquiring Fund has met (or for that year will meet) the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company, has had in effect an election to be treated as such, and has been (or for that year will be) eligibleto compute and has computed (or for that year will compute)its federal income tax under Section 852 of the Code. At the Effective Time, the Selling Fund will have no unpaid tax liability under
Section 852 or Section 4982 of the Code for any taxable year (including the taxable year ending at the Effective Time). At the Effective Time, the Acquiring Fund will have no unpaid tax liability under Section 852 or Section 4982 of the Code for any taxable year ending before the Effective Time,and the Acquiring Fund expects to have no tax liability for the taxable year during which the Effective Time occurs. As of the Effective Time, all federal and other tax returns and reports of the Acquiring Fund and the Selling Fund required by law to have been filed shall have been timely filed, and any taxes incurred by the Selling Fund or the Acquiring Fund shall have been paid so far as due, or provision shall have been made for the payment thereof, and to the best of the Trusts knowledge, no such return is currently under audit and no assessment has been asserted with respect to any of such returns.

	(d) Opinion of Counsel. The Selling Fund and Acquiring Fund shall have received on or before the Effective Time an opinion of counsel, based upon customary representations provided by the Trust, satisfactory to the Selling Fund and the Acquiring Fund, substantially to the effect that the Reorganization will have the following federal income tax consequences for Selling Fund shareholders, the Selling Fund, and the Acquiring Fund:

	(1)	The Reorganization will constitute a reorganization within the meaning of Section 368(a) of the Code, and the Selling Fund and the Acquiring Fund will each be a party to the reorganization within the meaning of
Section 368(b) of the Code.

	(2)	No gain or loss will be recognized by the Selling Fund upon the transfer of all of its assets to the Acquiring Fund solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of all of the liabilities of the Selling Fund or upon the distribution of the Acquiring Fund Shares so received to shareholders of the Selling Fund, except for (A) any gain or loss that may be recognized with respect to contracts subject to Section 1256 of the Code, (B) any gain that may be recognized on the transfer of stock in a passive foreign investment company as defined in Section 1297(a) of the Code, and (C) any other gain or loss that may be required to be recognized as a result of the closing of the Selling Funds taxable year or upon the transfer of an asset regardless of whether such transfer would otherwise be a nonrecognition transaction under the Code;

	(3)	No gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Selling Fund solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of the liabilities of the Selling Fund pursuant to this Plan;

	(4)	The tax basis in the hands of the Acquiring Fund of the assets of the Selling Fund transferred in the Reorganization will be the same as the tax basis of such assets in the hands of the Selling Fund immediately prior to the exchange, increased by the amount of any gain or decreased by the amount of any loss recognized by the Selling Fund upon the transfer;

	(5)	The holding period in the hands of the Acquiring Fund of each asset transferred by the Selling Fund to the Acquiring Fund in the Reorganization,
other than assets with respect to which gain or loss is required to be recognized in the Reorganization, will include the holding period during which such asset was held by the Selling Fund (except where investment activities of the Acquiring Fund have the effect of reducing or eliminating the holding period with respect to an asset);

	(6)	No gain or loss will be recognized by the shareholders of the
Selling Fund upon the exchange of their shares of the Selling Fund for Acquiring Fund Shares (including fractional shares to which they may be entitled) as part of the Reorganization;

	(7)	The aggregate tax basis of Acquiring Fund Shares received by each shareholder of the Selling Fund (including fractional shares to which each such shareholder may be entitled) in connection with the Reorganization will be the same as the aggregate tax basis of the Selling Fund Shares exchanged therefor; and

	(8)	Each Selling Fund shareholders holding period for his or her
Acquiring Fund Shares (including fractional shares to which the shareholder may be entitled) received in the Reorganization will include the holding period of the Selling Fund Shares surrendered in exchange therefor, provided that the shareholder held the Selling Fund Shares as capital assets at the Effective Time of the Reorganization.

	(e) Board Authorization. The Board of Trustees of the Trust, at a meeting duly called for such purpose, shall have authorized the issuance by the Acquiring Fund of Acquiring Fund Shares at the Effective Time in exchange for the assets of the Selling Fund pursuant to the terms and provisions of this Plan.

5.	Effective Time of the Reorganization.  The exchange of the Selling Funds assets for corresponding Acquiring Fund Shares shall be effective as of the close of business on July 31, 2015, or at such other time and date as fixed by the Board of Trustees of the Trust or any duly authorized officer of the Trust (the Effective Time).

6.	Termination.  This Plan and the transactions contemplated hereby may be terminated and abandoned with respect to the Acquiring Fund and/or the Selling Fund, without penalty, by resolution of the Board of Trustees of the Trust or at the discretion of any duly authorized officer of the Trust, at any time prior to the Effective Time, if circumstances should develop that, in the opinion of such Board or officer, make proceeding with the Plan inadvisable. In the event of any such termination, there shall be no liability for damages on the part of the Acquiring Fund, Selling Fund, or the Trust, or the Trusts Board of Trustees or officers.

7.	Amendment and Waiver.  This Plan may be amended, modified or supplemented at any time to the fullest extent permitted by law upon authorization by the Board of Trustees; provided, that no amendment may have the effect of changing the provisions for determining the number or value of Acquiring Fund Shares to be paid to the Selling Funds shareholders under this Plan to the detriment of the Selling Funds shareholders without their approval. The Board of Trustees or any duly authorized officer of the Trust may waive any condition to consummation of this Plan if, in its or such officers judgment, such waiver will not have a material adverse effect on the interests of the shareholders of the Acquiring Fund or the shareholders of the Selling Fund.

8.	Fees and Expenses.  Except as otherwise provided for herein, all fees and expenses of the Acquiring Fund, the Selling Fund, or the Trust that are solely and directly related to the Reorganization contemplated by this Plan, determined in accordance with the principles set forth in Revenue Ruling 73-54, 1973-1 C.B.187, shall be borne and paid by RidgeWorth Capital Management LLC, the investment adviser to the Selling Fund and the Acquiring Fund. All such fees and expenses so borne and paid shall be paid directly by RidgeWorth Capital Management LLC to the relevant providers of services or other payees in accordance with the principles set forth in Revenue Ruling 73-54. Fees and expenses not incurred directly in connection with the consummation of the transactions contemplated by this Plan shall be borne by the party incurring such fees and expenses. Notwithstanding the foregoing, expenses will in any event be paid by the party directly incurring such expenses if and to the extent that the payment by any other person of such expenses would result in the disqualification of the Selling Fund or the Acquiring Fund, as the case may be, from treatment as a regulated investment company within the meaning of Section 851 of the Code or would prevent the Reorganization from qualifying as a reorganization under Section 368(a) of the Code. Selling Fund shareholders will pay their respective expenses, if any, incurred in connection with the transactions contemplated by this Plan. Neither the Selling Fund nor the Acquiring Fund will pay the Selling Fund shareholders expenses, if any.

9.	Governing Law.  This Plan shall be governed and construed in accordance with the laws of the Commonwealth of Massachusetts.